August 8, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: AMREP Corporation Request to Withdraw Registration Statement on Form S-1 (File Number 333-171467)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AMREP Corporation (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File Number 333-171467), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on December 29, 2010.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at 620 West Germantown Pike, Suite 175, Plymouth Meeting, Pennsylvania 19462.

If you have any questions regarding the foregoing, please contact the undersigned at 610-487-0905.

AMREP Corporation

By:	/s/ Christopher V. Vitale
Name: Christopher V. Vitale
Title: President and Chief Executive Officer

AMREP CORPORATION
620 West Germantown Pike, Suite 175 ● Plymouth Meeting, PA 19462